UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Elong Power Holding Limited (the “Company”) is furnishing this Amendment No. 1 to amend its Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on August 14, 2026 (the “Original Form 6-K”).

This Amendment No. 1 is being furnished to correct the record date defined in Exhibit 99.1 and the meeting date provided in Exhibit 99.2 of the original of the Original Form 6-K. The record date as defined in Exhibit 99.1 should be July 28, 2026, and the meeting date provided in Exhibit 99.2 should be August 27, 2026 at 10:00 a.m. Beijing Time (August 26, 2026 at 10:00 p.m. Eastern Time). Except as described herein, the Original Form 6-K remains unchanged. The amended and restated notice of extraordinary general meeting of shareholders and proxy statement and the amended and restated form of proxy card are filed as Exhibit 99.1 and 99.2, respectively, to this Form 6-K Amendment No.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Notice of Extraordinary General Meeting and Proxy Statement
99.2	Amended and Restated Form of Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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